SECURITIES  AND  EXCHANGE  COMMISSION
                         Washington, D.C. 20549


                           AMENDMENT NO. 2 TO
                             SCHEDULE  14D-1
                          Tender Offer Statement
     Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                      ENEX  RESOURCES  CORPORATION
                       (Name of Subject Company)


                     MIDDLE  BAY  OIL  COMPANY,  INC.
                              (Purchaser)


                     COMMON  STOCK,  $.05  PAR  VALUE
                      (Title of Class of Securities)

                               292744208
                   (CUSIP Number of Class of Securities)

                       JOHN  J.  BASSETT,  PRESIDENT
                      MIDDLE  BAY  OIL  COMPANY,  INC.
                         1221  LAMAR,  SUITE  1020
                          HOUSTON,  TEXAS  77010
                               (713) 759-6808
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Purchaser)

                               Copies to:

                        H. Grady Thrasher, III, Esq.
                     Thrasher, Whitley, Hampton & Morgan
                     Five Concourse Parkway, Suite 2150
                          Atlanta, Georgia 30328
                        Telephone:   (770) 804-8000
                        Facsimile:   (770) 804-5555




     This Statement amends and clarifies the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on February 19, 1998 (the "Schedule 14D-1") relating to the offer by Middle Bay Oil Company, Inc., an Alabama corporation ("Purchaser" or "Middle Bay"), to purchase all shares of Common Stock, par value $0.05 per share (the "Shares"), of Enex Resources Corporation, a Delaware corporation ("Enex"), presently outstanding or such lesser number of Shares as equals a majority of the Shares outstanding on a fully-diluted basis. Capitalized terms used and not defined herein shall have the same meaning assigned to such terms in the Offer to Purchase and Schedule 14D-1. The primary purpose of this Amendment is to amend and clarify Section 14 of the Offer to Purchase so that it more clearly states that the withdrawal rights will remain available during any period in which the Offer is open.
The Purchaser at this time further states that it believes that all conditions of the Offer have been satisfied. Specifically, but not in limitation of the foregoing, the Purchaser believes the Minimum Number of Shares have been tendered to satisfy the Minimum Tender Condition and believes the Board Action Condition has been satisfied. The Purchaser expects the Tender Offer to be successfully closed as of midnight, Houston, Texas time, on March 20, 1998.

     The first paragraph of Section 14 of the Offer to Purchase is hereby amended as follows:

     "Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares and may terminate the Offer if, in the sole judgment of Purchaser, at or prior to the Expiration Date any one or more of the Minimum Tender Condition or the Board Action Condition has not been satisfied, any of the following events shall occur or shall be determined by Purchaser to have occurred:"

     The remainder of Section 14 of the Offer to Purchase is unchanged and continues as originally filed.

     Dated:  March 20, 1998.


                                        MIDDLE BAY OIL COMPANY, INC.



                                        By:__/s/ John J. Bassett_____
                                           John J. Bassett, President